EDGAR Submission NT-NSAR

                         Securities and Exchange Commission
                              Washington, DC 20549

                                  FORM 12b-25

Commission File Number: 811-_4605____

NOTIFICATION OF LATE FILING
(Check One):
[  ]Form 10K
[  ]Form 11-K
[  ]Form 20-F
[  ]Form 10-Q
[ x ]Form N-SAR

FOR PERIOD ENDED: ___September 30, 2003______________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I
Registrant Information

Full Name of Registrant: First Financial Fund,
Inc.________________________________

Former Name if applicable:

Address of principal executive office: 1680 38th Street Suite 800

City, state and zip code: _Boulder, CO 80301_________________________


PART II
Rule 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed. (Check box if appropriate.)
                               [  X ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to Administrator change mid-year extension is requested to ensure the accuracy of all information within Form N-SAR.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name: ____Molly Strout____________
Telephone: _508-871-9968___________________

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed If the answer is no, identify report(s).

[YES or NO]  YES

(3) Is it is anticipated that any significant change in results of operations from the corresponding period over the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[YES or NO] NO

If so: attach an explanation of the anticipated change both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Financial Fund, Inc._____
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: ____November 28, 2003___________________
By: Carl Johns (Vice President)_______________
    _________________________


Instruction.
 The form may be signed by an executive
officer of the registrant or by another duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.